April 20, 2007

Terry G. Roussel
President and Chief Executive Officer
Cornerstone Institutional Growth REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

Re: Cornerstone Institutional Growth REIT, Inc.
Amendment No. 1 Form S-11
Filed on March 21, 2007
File No. 333-139704

Dear Mr. Roussel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Q: What conflicts of interest will you and your affiliates face?

1.   We note your response to comment 6.   You state that "[s]ome of our executive officers and our director control our advisor and other entities affiliated with our advisor, including our dealer manager." Please revise to identify the executive officers.

Q: What is the ownership structure of the Cornerstone entities and how are they affiliated?, page 7

2.   We note your response to comment 10. Please revise to define the abbreviation TRS.

Management, page 39

3.   We note your response to comment 17. Please revise your description of Mr. Peterson's business experience to briefly describe his experience from September 2005 through December 2006. Refer to Item 401(e) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jessica Barberich, Accountant, at (202) 551-3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

                                                Sincerely,

                                                Karen J. Garnett
                                                Assistant Director

cc: R. Neil Miler, Esq. (*via facsimile*)
        DLA Piper US LLP